DYNASTY GAMING INC.

(DNY: TSX-V; DNYFF: OTCBB)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the three months ended March 31, 2008 and March 31, 2007

INTRODUCTION

Basis of Presentation

Dynasty Gaming Inc. and our subsidiaries are referred to collectively as “Dynasty Gaming”, “DNY”, the “Company”, “we”, “us” and “our” throughout Management’s Discussion and Analysis of the Financial Condition and Results of Operations (“MD&A”), unless specified otherwise. The following MD&A should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes of Dynasty Gaming for the three months ended March 31, 2008 and March 31, 2007, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), and the audited consolidated financial statements, accompanying notes and the MD&A for the years ended December 31, 2007 and December 31, 2006. Except where otherwise indicated, the reader may assume that economic and industry factors are substantially unchanged from the 2007 year-end MD&A. All currency amounts are in Canadian dollars, unless otherwise indicated.

This MD&A and the interim consolidated financial statements for the three months ended March 31, 2008 and March 31, 2007 have been prepared by the management of the Company and have not been audited by external auditors.

The unaudited interim consolidated financial statements include the financial statements of the Company and its subsidiaries, being:

♦

Mahjong Development Inc., a Quebec corporation;

♦

Mahjong Systems Limited, a Turks and Caicos corporation;

♦

Mahjong Systems (Cyprus) Limited, a Cyprus corporation; and

♦

DNY (BVI) Limited, a British Virgin Islands corporation.

Date of MD&A

This MD&A is dated May 30, 2008.

Forward-Looking Statements

This MD&A contains certain forward-looking statements with respect to the Company. These forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect.

BUSINESS OVERVIEW

Dynasty Gaming Inc. is continued under the Canada Business Corporations Act. Through its subsidiaries, the Company has pursued agreements with major companies in the People’s Republic of China for the development, marketing and distribution of government-approved online applications for its proprietary

Mahjong Mania software (the “China Strategy”). In China, the Company plans to operate its mahjong software in a play-for-points format, which is licensed by the Chinese government. Outside of China, the Company had previously licensed its Mahjong Mania software to leading Internet gaming operators in a multiplayer, cash-wager format (the “Aggregate Strategy”). Due to the Company’s lack of any meaningful revenues from its Aggregate Strategy, the business of licensing to online casinos was terminated in October 2007. As of the date of this MD&A, the Company has not yet generated any revenues from its China Strategy but continues to actively pursue opportunities and remains focussed on completing the proposed acquisition, which is described below.

Dynasty is a public company whose shares are currently listed on the TSX Venture Exchange under the symbol “DNY” and quoted on the OTC Bulletin Board under the symbol “DYNFF.” Trading in the Company’s shares was halted at the Company’s request on October 17, 2007. As at the date of this MD&A, the shares continue to be halted pending TSX Venture Exchange review of the proposed acquisition. Subject to shareholder and regulatory approval and upon completion of the Proposed Acquisition, Dynasty will change its name to Dynasty Digital Interactive Inc. or another name that may be approved by the shareholders and regulators.

Proposed  Acquisition

As described previously in the 2007 year end MD&A, the Company signed a binding Letter of Intent (“LOI”) on February 5, 2008 for the proposed acquisition (Reverse Take Over - RTO) of all issued and outstanding shares in the capital stock of UDS Technology Limited (“UDS”) and of Silva Ford Technology Limited (“Silva”), and their subsidiary entities, for the purpose of establishing a significant market position within the software distribution and prepaid online game card sectors in China. Subsequent to the issuance of the LOI, the China companies initiated an internal reorganization, which has caused Dynasty to realign its acquisition strategy consistent with the newly emerging structure. As of the date of this MD&A, Dynasty is working vigorously with its China partners to conclude this re-organization process and resume RTO and financing activities consistent with the above market strategy and the newly configured target group.

Financing

Concurrent with the acquisition, Dynasty will propose a private placement offering of 6,000,000 units to accredited investors at a price of $US 5.00 per unit for gross proceeds of $US 30,000,000.   Each unit would consist of one common share and 0.50 of a warrant to purchase one common share, priced at $US 5.00 per unit for total proceeds of $US 30,000,000.   The 3,000,000 warrants would entitle the holder to acquire one additional common share at a price of $6.00 per share, subject to adjustment, for a period of four years.

The issuance costs including the agent’s commission of 7% of the offering are estimated at $US 2,100,000 for net proceeds of $US 27,900,000. An additional 630,000 broker warrants (7% of total shares issued including the exercise of the warrants), entitling the holder to acquire one common share at a price of $6.00 each for a period of four years would be issued to the agent.

While the above proposed acquisition represents the intention of the Company at the date of issue of this MD&A, Dynasty acknowledges that several key provisions are still under negotiations and must be resolved before the acquisition can be concluded. In the event that the proposed acquisition does not occur, Dynasty will pursue other options to expand its holdings and operations within the software and gaming sectors in China.

SELECTED FINANCIAL INFORMATION

Unaudited Interim Consolidated Statements of Operations

For the three months ended March 31

	2008	2007
	$	$
Revenues	-	-

Operating expenses
Direct costs	236,616	460,263
Marketing and promotion	37,414	230,175
Administrative	694,549	413,208
Amortization and write-downs	224,977	224,570
	1,193,556	1,328,216

Loss from operations	(1,193,556)	(1,328,216)
Other (loss) income	(147,620)	11,591
Loss from operations	(1,341,176)	(1,316,625)
Minority interest	87,935	-
Net loss	(1,253,241)	(1,316,625)

Basic and diluted net loss per share	(0.01)	(0.01)

Unaudited Interim Consolidated Balance Sheets

	March 31, 2008	December 31, 2007
	$	$
Cash	897,357	1,488,832
Total assets	7,437,792	4,359,850
Total liabilities	4,884,147	698,379
Shareholders’ equity	2,553,645	3,661,471

SUMMARY OF QUARTERLY RESULTS

Comparative Quarterly Consolidated Operating Results

The following table outlines selected unaudited financial information of the Company on a consolidated basis for the last eight quarters.

Consolidated results
By quarters

	2006			2007				2008
	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1
	$	$	$	$	$	$	$	$
Revenues	30,759	17,792	18,187	-	51,740	-	-	-

Loss from operations	(1,269,376)	(1,581,627)	(2,614,001)	(1,316,625)	(2,020,582)	(1,241,324)	(1,687,121)	(1,341,176)

Minority interest	-	-	-	-	-	-	7,208	87,935
Net loss from continuing operations	(1,269,376)	(1,581,627)	(2,614,001)	(1,316,625)	(2,020,582)	(1,241,324)	(1,679,913)	(1,253,241)
Discontinued operations	63,660	(144,379)	-	-	-	-	-	-
Gain on sale of discontinued operations	-	24,715	-	-	-	-	-	-
Net loss	(1,205,716)	(1,701,291)	(2,614,001)	(1,316,625)	(2,020,582)	(1,241,324)	(1,679,913)	(1,253,241)

Net loss per share
Basic	(0.01)	(0.02)	(0.03)	(0.01)	(0.02)	(0.01)	(0.02)	(0.01)
Diluted	(0.01)	(0.02)	(0.03)	(0.01)	(0.02)	(0.01)	(0.02)	(0.01)

QUARTERLY RESULTS

FOR THE THREE MONTHS ENDED MARCH 31, 2008, COMPARED TO THE THREE MONTHS ENDED MARCH 31, 2007

Revenues

For the three months ended March 31, 2008, the Company did not generate any revenues nor did it generate any revenues for the three months ended March 31, 2007. With the termination of the Aggregate Strategy, the Company’s future revenue will come solely from its focus in China.

Operating Expenses

In the first quarter of 2008, operating expenses decreased by 10.1% to $1,193,556, compared to $1,328,216 in the first quarter of 2007. In Q1 2008, direct costs decreased by 48.6% to $236,616, compared to $460,263 in Q1 2007. Direct costs in Q1 2008 are mainly composed of operating expenses related to the initial testing of online games in China.. For the three months ended March 31, 2008, marketing and promotion expenses decreased by 83.7% to $37,414, compared to $230,175 for the three months ended March 31, 2007. In the first quarter of 2008, administrative expenses increased by 68.1% to $694,549, compared to $413,208 in the first quarter of 2007; a significant portion of this increase in administration costs is due to the increase in stock-based compensation plan costs in Q1 2008. In Q1 2008, amortization and write-downs is $224,977 compared to amortization of $224,570 in Q1 2007.There were no write-downs in Q1 2007; in Q1 2008 the Company wrote down assets due to the termination of the Aggregate Strategy .

Loss from Operations

For the three months ended March 31, 2008, the loss from operations decreased by 10.1% to $1,193,556, compared to a loss from operations of $1,328,216 for the three months ended March 31, 2007.

Other Income and Expenses

Other income and expenses includes interest income and expense, foreign exchange gains and losses and loss on investment held for transactions. In Q1 2008, the Company incurred a foreign exchange loss of

($86,743) compared to a gain of $2,434 in Q1 2007; this is mainly due to the $4,000,000 accounts payable in US Dollars.  In Q1 2008, the Company incurred a loss on investment held for trade of ($64,435); no such loss or gain was reported in Q1 2007.

Net Loss

For the three months ended March 31, 2008, the net loss decreased by 4.8% to $1,253,241, compared to a net loss of $1,316,625 for the three months ended March 31, 2007.

LIQUIDITY AND CASH FLOW

Cash Position

As at March 31, 2008, Dynasty Gaming’s cash position was $897,357, a decrease of $591,475, or 39.7%, compared to the cash position of $1,488,832 as at December 31, 2007.

Cash Flow from Operating Activities

For the three months ended March 31, 2008, cash flow from operating activities was $3,327,825, compared to cash used in operating activities of ($2,222,258) for the three months ended March 31, 2007. In Q1 2008 the largest contributor to the cash from operating activities was the increase in accounts payable.

Cash Flow from Investing Activities

For the three months ended March 31, 2008, cash used from investing activities was $3,919,300 compared to cash used of $110,082 for the three months ended March 31, 2007;  consisting mainly of an increase in intangible assets.

Cash Flow from Financing Activities

In Q1 2008, cash flow from financing operations was nil, compared to cash flow from financing activities of $236,857 in Q1 2007

Working Capital

Working capital is defined as current assets less current liabilities. As at March 31, 2008, the Company reports negative working capital $3,228,915, a decrease of $4,888,784, compared to positive working capital of $1,659,869 as at December 31, 2007. This significant decrease is mainly due to the accrued payable of $4 million for the second instalment of the Sega licensing fees, which is due in June 2008. The Company expects to fund the payment of those fees with the proposed financing that will close concurrently with the proposed acquisition.

FINANCIAL SITUATION

Assets

As at March 31, 2008, the total assets of Dynasty Gaming were $7,437,792, an increase of $3,077,942, or 70.6%, compared to total assets of $4,359,850 as at December 31, 2007. The increase is mainly due to the $4 million addition in Definite-life intangibles, relating to the Sega games licenses. As previously described, the Company has used cash from operating activities, which explains the variance.

Liabilities

As at March 31, 2008, the total liabilities of the Company were $4,884,147, an increase of $4,185,768,  compared to total liabilities of $698,379 as at December 31, 2007. This is due to the additional accrued payable for the second instalment of the Sega licences..

Shareholders’ Equity

As at March 31, 2008, shareholders’ equity was $2,553,645, a decrease of $1,107,826, or 30.3%, compared to shareholders’ equity of $3,661,471 as at December 31, 2007.

Commitments

Purchase of on-line games licenses

The Company entered into an agreement with Sega to purchase time-limited licenses for 4 on-line games at a one-time license cost of US dollars $14,000,000 plus royalties based on revenues.  The estimated schedule of payments for the one-time license cost is as follows:  $6,000,000 in 2008 and $8,000,000 in 2009.   The Company shall also pay a running royalty (the “Running Royalty”) for each of the Games as consideration for the license in the following amounts:

Game 1:

23% of Card Net Sales (if there is additional online revenue, 23% of Company Distribution Net Sales)

Game 2:

27% of Company Distribution Net Sales

Game 3:

28% of Company Distribution Net Sales

Game 4:

28% of Company Distribution Net Sales

Company Distribution Net Sales’ is defined as revenue received for Online Games Operation (“Gross Games Revenue”) minus distribution costs incurred by the Company in carrying out Online Game Operation (“Distribution Costs”) and exclusive of tax.  Distribution costs shall be capped at 18% of Gross Games Revenue.

The Running Royalty shall increase as follows:

(a)  For Game 1, by 1% if Gross Games Revenue exceeds USD5,000,000 (so that the Running Royalty shall be 24% of Company Distribution Net Sales) and by an additional 1% if Gross Games Revenue exceeds USD10,000,000 (so that the Running Royalty shall be 25% of Company Distribution Net Sales).

(b)

For Game 2, 3 and 4, by 3% if Gross Games Revenue exceeds USD10,000,000 (so that the Running Royalty shall be 30% of Company Distribution Net Sales for Game 2, 31% of Company Distribution Net Sales for Game 3 and 31% of Company Distribution Net Sales for Game 4) and by an additional 2% if Gross Games Revenue exceeds USD20,000,000 (so that the Running Royalty shall be 32% of Company Distribution Net Sales for Game 2, 33% of Company Distribution Net Sales for Game 3 and 33% of Company Distribution Net Sales for Game 4).

Online game business operating cooperation

DNY (BVI) Limited (“DNY BVI”), a subsidiary of the Company, has signed an interim Agreement of Online Game Business Operating Cooperation (the “Agreement”) with Beijing Baiyouhuitong Net Technology Ltd (“Baiyou”).  As stipulated in the Agreement, DNY BVI is responsible for all costs relating to marketing and operating the four (4) SEGA games. Consistent with that Agreement, DNY BVI has rendered, on February 20, 2008, a payment of RMB 1,423,000 ($202,350 Cdn) to Baiyou as an advance against these costs. DNY BVI shall provide quarterly payments of approximately the same amount to Baiyou, The amount and frequency of future payments shall be dictated by a Definitive Agreement to be concluded between both parties. As of the date of this MD&A, the Definitive Agreement has not yet been finalized and no other payments have been made. The Definitive Agreement is under negotiation.

Capitalization

As at March 31, 2008, Dynasty Gaming had 92,347,574 common shares issued and outstanding, together with 12,000,000 warrants and 5,334,200 stock options. The total number of shares issued and outstanding on a fully diluted basis as at March 31, 2008, was 109,681,774.

As at the date of this MD&A, Dynasty Gaming had 92,347,574 common shares issued and outstanding, together with 12,000,000 warrants and 5,081,700 options. The total number of shares issued and outstanding on a fully diluted basis as at the date of this MD&A is 109,429,274.

RELATED PARTY TRANSACTIONS

Transactions with related parties are in the normal course of operations. The following provides information on transactions with those related parties with whom the Company either received revenue or paid expenses. Companies are either owned or controlled by shareholders, directors or officers of the Company or its subsidiaries.

Included in administration costs are the following amounts paid to related parties for management services: Cadence Communications Inc. $56,250 (2007 - $56,250) and Stratacon LLC $46,797 (2007 - nil).

Included in administration costs are the following amounts paid to related parties as director fees (2007 – nil):  A. Barbusci  $2,000;   K. Eguchi $2,000; G. Beaudry $1,000 and J. Lau $2,000.

As at March 31, 2008, the Company had no accounts receivable from or accounts payable to related parties (2007 - $1,425).

DISCLOSURE CONTROLS AND PROCEDURES

Internal Control over Financial Reporting

The Company has established and maintains internal control over financial reporting (“ICFR”).  The ICFR is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and preparation of financial statements in accordance with generally accepted accounting principles (“GAAP”). The certifying officers have evaluated whether there were changes to its ICFR during this year that have materially affected or that are reasonably likely to materially affect its ICFR. No such changes were identified through their evaluation.

Disclosure Controls

As of March 31, 2008, the Corporation’s management evaluated the effectiveness of the design and operation of its disclosure controls and procedures ("Disclosure Controls"), as defined under rules adopted by the Canadian Securities Administrators. This evaluation was performed under the supervision of, and with the participation of, the Chief Executive Officer and Chief Financial Officer.

Disclosure Controls are procedures designed to ensure that information required to be disclosed in documents filed with securities regulatory authorities is recorded, processed, summarized and reported on a timely basis, and is accumulated and communicated to the Corporation’s management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure. The Corporation’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the Corporation’s Disclosure Controls will prevent or detect all errors and all fraud. Because of the inherent limitations in all control systems, an evaluation of controls can provide only reasonable, not absolute, assurance that all control issues and instances of fraud or error, if any, within the Corporation have been detected.

Based on the evaluation of Disclosure Controls, the Chief Executive Officer and Chief Financial Officer have concluded that, subject to the inherent limitations noted above, the Corporation’s Disclosure Controls are effective in ensuring that material information relating to the Corporation is made known to the Corporation’s management on a timely basis by others and is included as appropriate in this MD&A.

ACCOUNTING POLICIES AND ESTIMATES

The same accounting policies, with the exception of the changes in accounting policies listed below, and methods were followed as were followed in the preparation of the audited annual financial statements for the year ended December 31, 2007,

Changes in Accounting Policies

In the first quarter of fiscal 2008 the Company adopted three new Handbook sections issued by the Canadian Institute of Chartered Accountants (CICA).

Section 1535 “Capital Disclosures” establishes standards for disclosing information about an entity’s capital and how it is managed. These standards require an entity to disclose the following:

•

its objectives, policies and processes for managing capital;

•

summary quantitative data about what it manages as capital;

•

whether during the period it complied with any externally imposed capital requirements to which it is subject;

•

when the entity has not complied with such requirements, the consequences of such non-compliance.

Section 3862 “Financial Instruments – Disclosures” modifies the disclosure requirements for financial instruments that were included in Section 3861 “Financial Instruments – Disclosure and Presentation”. The new standards require entities to provide disclosures in their financial statements that enable users to evaluate:

•

the significance of financial instruments for the entity’s financial position and performance; and

•

the nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

Section 3863 “Financial Instruments – Presentation” carries forward unchanged the presentation requirements of the old Section 3861 “Financial Instruments – Disclosure and Presentation”.

The adoption of these guidelines did not have any material effect on the Company’s results, financial position or cash flows.

Off-Balance Sheet Arrangements

As of the date of this MD&A, the Company has not entered into any off-balance sheet arrangements.

Financial Instruments

Dynasty Gaming does not use financial derivatives.

Risks and Uncertainties

The primary risks and uncertainties that affect and that may affect Dynasty Gaming and our business, financial condition and results of operations are substantially unchanged from those discussed in the Company’s MD&A for the years ended December 31, 2007 and December 31, 2006, except as expressed otherwise in this  MD&A.

FURTHER INFORMATION AND CONTINUOUS DISCLOSURE

Additional information relating to the Company can be found on SEDAR (www.sedar.com) under Dynasty Gaming Inc. and on the Company’s website (www.dynastygaming.com).

DYNASTY GAMING INC.

Date:

May 30, 2008

signed “Albert Barbusci”

signed “Robert Lupacchino”

Per: Albert Barbusci, President & CEO

Per: Robert Lupacchino, CFO